SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                       NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                     0-21557

                                                                 CUSIP NUMBER
                                                                     000981100

(Check One):  [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

              For Period Ended: December 31, 1999
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant               ACI Telecentrics, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
                                      3100 West Lake Street, Suite 300

City, State and Zip Code              Minneapolis, Minnesota  55416

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) See Attachment.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         James A. Korn                             612                 347-7186
            (Name)                            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).        [X] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             ACI Telecentrics, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2000           By       /s/ Rick N. Diamond
                                        Rick N. Diamond, Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTACHMENT
                                       TO
                                   FORM 12b-25
                                       FOR
                             ACI TELECENTRICS, INC.


         The Company is engaged primarily in the business of providing telephone-based sales and marketing services. One of the Company's largest customers is disputing the interpretation of its contract with the Company, and consequently, the amount that it owes to the Company for services provided. The amount in dispute is material to the Company. Based on the advice of its outside legal counsel, the Company is not in a position to file its Form 10-KSB on a timely basis. Even with unusual effort and substantial expense incurred by the Company for the purpose of attempting to resolve this dispute and file its Form 10-KSB on a timely basis, the Company would not be able to meet its disclosure obligation satisfactorily.